[ATARI LETTERHEAD]
November 29, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	Atari, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A/A File No. 0-27338
Ladies and Gentlemen.
Atari, Inc. is today filing an amended preliminary proxy statement relating to a meeting at which its stockholders will be asked to vote upon a proposal to amend Atari’s Certificate of Incorporation to effectuate a one-for-ten reverse split. This letter is being written to describe how the amended proxy statement reflects responses to the letter from the Staff dated November 14, 2006, which is as follows (with each comment in italics and the description of the response following each comment):
Comment
1.	Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposals and prospective charter amendment. In amending your charter, Section 242(b) requires the board of directors to “adopt a resolution setting forth the amendment proposed, declaring its advisability.” Your disclosure does not indicate whether the board of directors adopted the amendment for which you are seeking stockholder approval. Please revise your disclosure as appropriate.
Response.
As is stated in the form of Certificate of Amendment of Restated Certificate of Incorporation that is Exhibit A to the proxy statement, Atari’s Board of Directors has adopted and declared advisable the amendments to Atari’s Restated Certificate of Incorporation that are to be voted upon. A statement to that effect has been added to the text of the proxy statement.
Comment
2.	You state that cash payments will be made in lieu of the issuance of fractional shares. Accordingly, certain shares will be eliminated upon your proposed reverse stock split. Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse stock split has “a reasonable likelihood or a purpose of producing” the effects described in Rule 13e-3(a)(ii). Please disclose whether this is a first step in a going private transaction. Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see Interpretation M.30 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.
Response:
Because Atari’s Common Stock is listed on the Nasdaq Global Market, which is a national securities exchange, whether the payment of cash in lieu of fractional shares would be a Rule 13e-3 transaction will depend on whether the transaction has either a reasonable likelihood or the purpose of producing the effect described in Rule 13e-3(a)(ii)(B) — i.e., causing the Common Stock to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. As the proxy statement makes clear, the purpose of the reverse split is to ensure that the Common Stock will continue to be listed on the Nasdaq Global Market, not to cause it not to be listed on that securities exchange. Even if Nasdaq required that Atari’s common stock move to the Nasdaq Capital Market, the Common Stock would continue to be quoted on an inter-dealer quotation system of a registered national securities association.
The number of record holders of Atari’s Common Stock would be relevant only if Rule 13e-3(a)(ii)(A) applied. However, that Rule applies only to a class of equity securities which is subject to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934. Under Section 12(g)(2)(A), the provisions of Section 12(g) do not apply to Atari’s Common Stock because the Common Stock is listed and registered on a national securities exchange. The provisions of Section 15(d) also do not apply to Atari’s Common Stock. In any event, a review of Atari’s stockholder records and Cede participant listings indicates that the payment of cash in lieu of fractional shares will not cause the Common Stock to be held of record by fewer than 300 persons.
A sentence has been added to the proxy statement to the effect that the payment of cash in lieu of fractional shares will not affect the requirement that Atari’s Common Stock be registered under the Securities Exchange Act of 1934, as amended, to which it will be subject so long as the Common Stock is listed on the Nasdaq Global Market or quoted on the Nasdaq Capital Market, without regard to how many holders there are of the Common Stock.
Comment
3.	With respect to your proposal to reduce your number of authorized shares, please clarify whether your reduction also affects the authorized shares of preferred stock.
Response.
A statement has been added to the proxy statement to the effect that there will be no change in the number of shares of Preferred Stock Atari is authorized to issue.
Comment
4.	For purposes of clarity, please provide an illustrative table reflecting the current number of shares outstanding, reserved for issuance and available for issuance before and after your proposed reverse stock split.
Response.
The requested table has been added to the proxy statement.
Comment
5.	You state that the reason for changing your name is to reduce the likelihood of confusion for stockholders who do not exchange their stock certificates. Please elaborate on why this concern rises to such a level as to require your name change. We note that Atari is a well-recognized brand in your industry and that companies have undergone reverse stock splits without changing their names. We further note that stockholder confusion may also arise as a result of your name change. Please discuss the board considerations, if any, with respect to the foregoing.
Response
For several reasons, including the cost of changing the Company’s name, the Company has decided not to change its name in connection with the reverse split. It should be noted that even if the Company had changed its name, that would not necessarily have involved it removing the word “Atari” from its name.
* * * * *

I have been authorized to acknowledge on behalf of Atari, Inc. that it is aware that:
•	Atari is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Atari may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Atari would like to be able to mail the proxy statement to its stockholders on December 4, 2006. Anything you can do to help Atari meet that schedule will be appreciated.
If you have any questions about anything in this letter or if you need any further information, please do not hesitate to contact me at
(212) 726-4242 or contact David Bernstein at Clifford Chance US LLP at (212) 878-8342.
Very truly yours,

Kristina K. Pappa
Vice President and General Counsel
Atari, Inc.